SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                SCHEDULE 13D


        Under the Securities Exchange Act of 1934 (Amendment No. 3)


                          Prime Group Realty Trust
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                              (Name of Issuer)


         Common Shares of Beneficial Interest, par value $0.01 per share
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                       (Title of Class of Securities)


                                74158J 10 3
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                               (CUSIP Number)


                                 Gwen Klees
                          Director, Legal Affairs
                                 Cadim inc
                     800, Square Victoria, Bureau 4400
                              Case postale 118
                          Montreal, Quebec H4Z 1B7
                               (514) 875-3360
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               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                               June 28, 2002
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         (Date of Event Which Requires Filing of this Statement)


           If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.



                    (Continued on following pages)

                            (Page 1 of 6 Pages)


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                                                                      2 of 6
CUSIP NO.: 74158J 10 3        SCHEDULE 13D

1          NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                         Cadim inc.
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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) |_|
                                                                 (b) |X|
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3          SEC USE ONLY
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4          SOURCE OF FUNDS
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           WC
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5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)
                                                                     |_|
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6          CITIZENSHIP OR PLACE OF ORGANIZATION
                             QUEBEC
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                            7         SOLE VOTING POWER

NUMBER OF                             0
SHARES                                -----------------------------------------
BENEFICIALLY                8         SHARED VOTING POWER
OWNED BY
EACH                                  7,944,893*
REPORTING                             -----------------------------------------
PERSON                      9         SOLE DISPOSITIVE POWER

                                      0
                                      -----------------------------------------
                           10         SHARED DISPOSITIVE POWER

                                      7,944,893*
                                      -----------------------------------------

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             7,944,893*
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12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                            |_|
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13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             33.6%
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14         TYPE OF REPORTING PERSON
                             CO
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                                                                Page 3 of 6

CUSIP NO.: 74158J 10 3          SCHEDULE 13D


1          NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                     Cadim Acquisition, LLC
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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)  |_|
                                                                (b)  |X|
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3          SEC USE ONLY
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4          SOURCE OF FUNDS
           AF
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5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)
                                                                     |_|

6          CITIZENSHIP OR PLACE OF ORGANIZATION
                     Delaware
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                            7         SOLE VOTING POWER

NUMBER OF                             0
SHARES                                -----------------------------------------
BENEFICIALLY                8         SHARED VOTING POWER
OWNED BY
EACH                                  7,944,893*
REPORTING                             -----------------------------------------
PERSON                      9         SOLE DISPOSITIVE POWER

                                      0
                                      -----------------------------------------
                           10         SHARED DISPOSITIVE POWER

                                      7,944,893*
                                      -----------------------------------------

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             7,944,893*
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12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                            |_|

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13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             33.6%
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14         TYPE OF REPORTING PERSON
                             OO (limited liability company)
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* On November 19, 2001, Cadim inc. ("Cadim"), Cadim Acquisition, LLC
("Cadim Acquisition"), Vornado PS, L.L.C. ("VPS") and Vornado Realty L.P. ("VRLP" and, together with VPS, the "Vornado Parties") executed a letter agreement (the "Letter Agreement") described in Item 4. By virtue of entering into the Letter Agreement, Cadim may be deemed to have formed a group with the Vornado Parties for purposes of Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The
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                                                           Page 4 of 6

Vornado Parties, directly or indirectly, hold loans of Primestone Investment Partners L.P. (the "Borrower") which are secured by a pledge of partnership units (the "Common Units") of Prime Group Realty, L.P. ("PGLP") held by the Borrower. On April 30, 2002, the Vornado Parties acquired the same Common Units at a foreclosure auction described in Item 4. On June 28, 2002, the Vornado Parties assigned fifty percent of the Common Units to Cadim Acquisition. The Common Units are exchangeable for common shares of beneficial interest, par value $0.01 per share (the "Common Shares") of Prime Group Realty Trust (the "Company") or, at the option of the Company, cash. As such, Cadim and Cadim Acquisition may be deemed to be the beneficial owners of 3,972,446 Common Shares, the Vornado Parties may be deemed to be the beneficial owner of 3,972,447 Common Shares, the Vornado Parties, Cadim and Cadim Acquisition may be deemed to share beneficial ownership of the equity securities owned by each of them, and Cadim and Cadim Acquisition may thus be deemed to beneficially own 7,944,893 Common Shares. The filing of this statement on Schedule 13D shall not be construed as an admission that any such person is, for purposes of Section 13(d) or
Section 13(g) of the Exchange Act, the beneficial owner of any securities held by any other person.

ITEM 4.  PURPOSE OF THE TRANSACTION

Item 4 is hereby amended by replacing the sixth paragraph thereof with the following:

         On June 30, 2002, pursuant to the terms of the Letter Agreement, VPS assigned and transferred to Cadim Acquisition 3,972,446 Common Units, representing fifty percent of the Common Units acquired by VPS at the foreclosure auction. Cadim and Cadim Acquisition continue to have various rights and obligations with respect to the Common Units pursuant to the Letter Agreement. Cadim Acquisition continues to own an undivided fifty percent participating interest in the Loans.

         Pursuant to the CSA Agreement, the Company shall cause the exchange of all Common Units beneficially owned by Cadim or Cadim
Acquisition for Common Shares within five days following the receipt of written notice from Cadim or Cadim Acquisition of the acquisition of Common Units. Neither Cadim nor Cadim Acquisition has submitted any notice to the Company requesting the exchange of the Common Units held by Cadim
Acquisition.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5(a) - (b) is hereby amended to read in its entirety as follows:

         By reason of the assignment and transfer to Cadim Acquisition of 3,972,446 Common Units described in Item 4 of this Schedule 13D, Cadim and Cadim Acquisition may be deemed to have beneficial ownership of 3,972,446 Common Units and the Common Shares that the Common Units may be exchanged into. In addition, by reason of the Letter Agreement described in Item 4 of this Schedule 13D, Cadim and Cadim Acquisition may be deemed to have formed a group with the Vornado Parties for purposes of Rule 13d-5 under the Exchange Act, and accordingly may be deemed to share with the Vornado Parties beneficial ownership of the equity securities that may be beneficially owned by the Vornado Parties. As such, Cadim and Cadim Acquisition may be deemed to beneficially own 7,944,893 Common Shares representing approximately 33.6% of the total outstanding Common Shares. The filing of this statement on Schedule 13D shall not be construed as an admission that any such person is, for purposes of Section 13(d) or Section 13(g) of the Exchange Act, the beneficial owner of any securities held by any other person.

Item 5(c) is hereby amended by adding the following sentence at the end thereof:

         Other than the assignment and transfer to Cadim Acquisition of 3,972,446 Common Units described in Item 4 of this Schedule 13D, none of Cadim Acquisition, Cadim, CDP or, to Cadim Acquisition, Cadim and CDP's knowledge, any of the persons named on the attached Schedule I has effected any transactions in Common Shares in the past 60 days.



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                                                              Page 6 of 6

                                 SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                          CADIM INC.




                          By:_____________________________________________
                          Name:
                          Title:


                          By:_____________________________________________
                          Name:
                          Title:


                          CADIM ACQUISITION, LLC

                          By:    Cadim Holdings U.S. Inc., its sole member



                          By:_____________________________________________
                          Name:
                          Title:


                          By:_____________________________________________
                          Name:
                          Title:





Dated: July __, 2002